Exhibit 99.15

CONSENT OF EXPERT

Reference is made to the Annual Report on Form 40-F, and the documents incorporated by reference therein, of Silvercorp Metals Inc. for the fiscal year ended March 31, 2023, and any amendments thereto (the “40-F”), to be filed with the United States Securities and Exchange Commission (the “SEC”), and the Annual Information Form (the “AIF”) and Management’s Discussion and Analysis (the “MD&A”) for the year then ended, which are filed as exhibits to and incorporated by reference in the 40-F, and the Registration Statement on Form S-8 (Registration No. 333-162546) of Silvercorp Metals Inc. filed with the SEC (the “Registration Statement”).

I hereby consent to the use of my name and references to, excerpts from, and summaries of (i) the mineral resource estimates for the SGX, HPG, LMW and LME deposits and (ii) the following report:

Technical Report titled “NI 43-101 Technical Report Update on the Ying Ag-Pb-Zn Property in Henan Province, People’s Republic of China” prepared for Silvercorp Metals Inc., dated effective September 20, 2022.

in the 40-F, the AIF, the MD&A and the Registration Statement.

/s/ Rod Webster
Rod Webster, MAIG
And on behalf of AMC Mining Consultants (Canada) Ltd.
June 1, 2023